Mail Stop 6010							January 11, 2005

Harold Schaffrick
President
Novori, Inc.
Suite 204B
9648-128th Street
Surrey, British Columbia Canada V3T 2X9

Re:	Novori, Inc
	File No. 333-130344
	Filed December 21, 2004

 Dear Mr. Schaffrick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
3. You have included a cross-reference to the Risk Factors on the prospectus cover page. This cross-reference should be in bold-face type. Please see Item 501(a)(5) of Regulation S-B.
4. The disclosure is somewhat confusing as it relates to suppliers and jewelers. As one example only, on page 12 you state that you do not have an agreement with your jeweler. However, on page 27, you state that you have "entered into several agreements with jewelry manufacturers..." Please clarify whether you have agreements with the jewelers throughout the registration statement.

In addition, we note that on page 12, you also state that you have no written agreements with any of the 18 diamond suppliers from whom you intend to obtain diamonds. On page 10, you reference your relationship with the one supplier with whom you are working currently. Please disclose whether you have a written agreement with the current supplier.

In addition, we note that you reference this one supplier on page
10
but refer to "suppliers" throughout the registration statement. Your use of the plural term is confusing in light of your reference to a single supplier on page 10. Please clarify the disclosure throughout the registration statement.
Finally, for any material written agreement that you have either with jewelers or suppliers you should file the agreement as an exhibit to the registration statement and disclose all material terms of the agreement in the Business section.

Risk Factors, p. 8
General
We lack an operating history..., p. 9
5. Please update your disclosure to include information from November
30, 2005.

We expect our quarterly financial..., p. 9
6. In your header, it appears that the risk factor will disclose the risks associated with stock price volatility. However, the body of the risk factor seems to describe the risks associated with a decline in the stock price. Please revise the heading or if the risk factor actually concerns volatility, please clarify that a market does not currently exist for your common stock.

Because of potential seasonal fluctuations..., p. 12
7. Please explain what you mean when you say that "seasonal sales patterns may cause a shortfall in net sales as compared to expenses in a given period." If this sentence is simply meant to explain the prior sentence (in reference to the fourth quarter of a given year), please revise the sentence to make this more clear.

Success depends in part on our ability to attract and retain...,
p.
12
8. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems.

Novori`s management beneficially owns..., p.l4
9. Please explain what you mean when you say that "lack of shareholder control could cause the investor to lose all or part of his investment" and how you anticipate that could happen.
Selling Shareholders, p. 16
10. Please consider whether any of the selling shareholders is a broker-dealer who received their shares other than as compensation for services rendered. If there are any such broker-dealer listed on the table, these individuals should be identified as underwriters in this offering.
11. In addition, if there are affiliates of broker-dealers identified as Selling Shareholders, please consider whether: (i) such Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, such Selling Shareholder had no agreements or understanding to distribute securities. If both (i) and (ii) are true for any affiliate, please include a representation to this effect in this section for that affiliate. For any other affiliate, you should explicitly state that the affiliate is an underwriter.

Security ownership of certain beneficial owners..., p. 23
12. Please confirm that the shares listed on the table include shares that could be obtained by the named individual within the next 60 days.
Business, p. 26
13. In this section, you have included a number of statements of opinion or belief in describing the company and its products. As one example only, you refer to "exquisite custom products that will appeal to any market segment." In light of your status as an early stage company with no significant share in the market for diamonds, these statements of belief appear to be premature. Please review this section and remove all such statements or phrases that reflect opinion and limit your disclosure to the material facts relating to the company and its business.




Internet and online commerce, p. 27
14. The data that you have provided in the first paragraph does not appear relevant to the business. Please delete this information as it may confuse investors. Similarly, since the company is limiting sales to its online store, the data $51B figure on page 28 may also confuse investors and should be deleted.

Management`s Discussion and Analysis or Plan of Operations, page
33
15. Please discuss each critical accounting policy including the estimates and judgments made and how those estimates and judgments could affect your results of operations. It appears at a minimum that you have critical accounting estimates for revenue recognition and accounts receivable.

Known Material Trends and Uncertainties
Description of Property, page 36
16. We note that you did not record an expense for the office space and equipment provided by the directors of the Company for your principal executive offices. We believe your historical financial statements should reflect all costs of doing business. Please tell us the fair value of both the office space and related equipment and how the fair values were determined.

Recent Sales of Unregistered securities, p. 39
17. For each sale listed, please disclose the exemption from registration that the company relied upon in connection with the sale.

Report of Independent Registered Public Accounting Firm, page F-1
18. Your auditors` report should include the signature of the auditor. In addition, in the first paragraph you reference May 31,
2004 which is a date prior to inception. Also, the third paragraph should cover the results of operations and cash flows for the Company`s fiscal year-end. The third paragraph currently includes the period July 26, 2004 to August 31, 2004. Please update your auditors` report accordingly.

Consolidated Financial Statements
19. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.





Notes to the Consolidated Financial Statements
Note 1.  Development Stage Company, page F-6

20. On page F-6 you disclose that the existing shareholders of the Company will offer shares for resale at $0.20 per share until the shares are quoted on the OTC Bulletin Board yet you disclose on page
3 of the Prospectus that the selling shareholders will sell at a price of $0.40 per share. Please revise your filing for consistency.

Note 2. Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-8

21. We refer to page 33, where you state that customers have 30 days after delivery to return or exchange the product purchased. Please tell us and disclose your consideration of SFAS 48. Please specifically address paragraphs 6 and 8 of SFAS 48 in your response.
In addition, please expand the Company`s revenue recognition policy to discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 551-3648 or Joseph Roesler, at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Penny Green
   	Bacchus Law Group
   	1511 West 40th Avenue
   	Vancouver, British Columbia V6M 1V7
   	F: 604-408-5177

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